Filed Pursuant To Rule 433

Dated June 10, 2010

Registration Statement No. 333-159478

INTERSTATE POWER AND LIGHT COMPANY

Final Term Sheet

Dated June 10, 2010

Issuer:	Interstate Power and Light Company

Size:	$150,000,000

Security Type:	Senior Debentures

Maturity Date:	June 15, 2015

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2010

Coupon:	3.30%

Price to Public:	99.694%

Yield to Maturity:	3.367%

Benchmark Treasury:	2.125% due May 31, 2015

Benchmark Treasury Yield:	2.067%

Spread to Benchmark Treasury:	+ 130 bps

Optional Redemption – Reinvestment Rate:	Make-whole call at T + 20 bps

Trade Date:	June 10, 2010

Settlement Date:	June 15, 2010 (T+3)

CUSIP:	461070 AH7

ISIN:	US461070AH75

Underwriters:	Joint Book-Running Managers Barclays Capital Inc. J.P. Morgan Securities Inc. RBS Securities Inc. UBS Securities LLC BNY Mellon Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Barclays Capital Inc. by calling 1-888-603-5847 or from J.P. Morgan Securities Inc. by calling 212-834-4533.